UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Explanatory Note

Perion Network Ltd. (the “Company”) hereby furnishes the following documents:

i. Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on September 30, 2024, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

ii. a Proxy Card whereby holders of Company’s shares may vote at the meeting without attending in person.

This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Files No. 333-254706 and 333-261541) and Form S-8 (File Nos. 333-133968, 333-152010, 333-171781, 333-188714, 333-192376, 333-193145, 333-203641, 333-208278, 333-216494, 333-237196, 333-249846, 333-262260, 333-266928, 333-272972 and 333-279055).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD. By: /s/ Elad Tzubery Name: Elad Tzubery Title: Chief Financial Officer

Date: August 26, 2024

Exhibit Index

Exhibit	Description

99.1	Notice and Proxy statement for the Annual General Meeting of Shareholders of the Company to be held on September 30, 2024.
99.2	Proxy card for the Annual General Meeting of Shareholders of the Company to be held on September 30, 2024.